

June 13, 2011

John C. Textor
Chief Executive Officer
Digital Domain Media Group, Inc.
8881 South US Highway One
Port St. Lucie, FL 34952

> **Re:** **Digital Domain Media Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 16, 2011**
> **File No. 333-174248**

Dear Mr. Textor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In your next amendment please fill in all information omitted from the prospectus other than information omitted pursuant to Rule 430A of the Securities Act. We note for example that your executive compensation disclosure is not complete.

2. We note your statements on page one that you have films in development that you expect to release "in partnership with major film studios," your statement on page 75 regarding "strategic relationships," and your statement on page 76 that your visualization studio allows you to "partner with studios, production companies and filmmakers." Please tell us in your response letter the extent to which each of these statements means that there are binding agreements currently in effect.

3. Please remove references to other entities unless you have an agreement currently in effect, talent unless they are your employees or you have an agreement with them currently in effect, films unless you were involved in their production, and awards or nominations, unless they were received by you or an employee for work done while

an employee. We note for example the reference to Gavin Hood and *Tsotsi* and *X-Men Origins: Wolverine* on page 75, the nomination and films in the carryover paragraph from page 77 to 78, the list of companies on page 82, references to *Avatar*, *Shrek Forever After* and *Toy Story 3* on page 87, references to specific studios on page 87, and the list of films on page 89. In this regard, please also remove the references on page 1 Disney/Pixar, DreamWorks Animation and Fox/Blue Sky from where you indicate you have gotten people for your creative team.

4. When discussing projects that your company has worked on, please briefly expand the disclosure to indicate the scope of the work product your company did on the film. For instance, we note at page 2, the reference to your 3D conversion projects of *Transformers 3, The Smurfs,* etc. Did you do all of the 3D conversion work or some? What did it entail? Similarly refer throughout to your disclosure under "Business," at page 71. We note for instance the reference to the filmography in over 80 major motion pictures. Please briefly clarify what aspect of the films you worked on when referencing films.

5. We note references to "innovation and creativity," "stunning visual images," "exciting virtual experiences," "attractive scale and benefit," "attractive opportunities," "attractive terms," "favorably position," and "highly attractive" "playing an increasingly important role in the creation and development of live-action films" on page one, "extensive VFX expertise" and "strong brand" on page two, "significant potential residual value" on page 77, "premiere parcel" on page 79, "premier site" on page 80, "unique positioning" on page 83, "proven track record" on page 92, and similar references elsewhere. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

Registration Statement Cover Page

6. Please indicate whether you are a Large accelerated filer, Accelerated filer, Non-accelerated filer, or Smaller reporting company.

Outside Cover Page of the Prospectus

7. Please remove the references to "Sole Book-Running Manager" and "Joint Lead Manager" from the cover page.

Prospectus Summary, page 1

8. Please provide us a basis for each of the statements regarding your "industry-leading position" on page one and your "leading reputation" and "industry-leading reputation" on page two, if you mean to say you are the leader in the industry, or clarify that you mean you are a leader. In the alternative please remove these

references.

9. Refer to the third paragraph. Please balance your disclosure regarding your 2010 revenues from your VFX business by also disclosing your net income or loss from the VFX business for the same period and the most recent stub or delete the reference. Similarly revise at page 34, under "Our Business."

10. In one of the opening paragraphs, please provide your revenues and net losses for the most recent audited period and interim stub to provide a financial snapshot of the company.

11. We note statements regarding "rapid growth in the VFX market," "We expect our growth to continue, and for our opportunities for profitability to expand" and "opportunities enhance our overall profit potential" on page one, "will allow us to take advantage of the growth in this market" and "[w]e believe that these relationships and our reputation within the advertising industry will lead to our continued success with our existing clients as well as provide us with new growth opportunities" on page two, and similar statements elsewhere. Please revise each statement to provide more balanced disclosure, indicating that there is no guarantee it will occur.

12. Please revise the section "Our Business and Growth Strategy" on page one to state the amount of proceeds that you intend to use to repay outstanding indebtedness, as stated on page 24.

Corporate Information, page 3

13. Please disclose, as a percentage, what your majority stake in Digital Domain is.

14. Please provide a corporate chart.

Pro Forma Financial Information, page 5

15. Please revise to more clearly reflect the transaction of which the pro forma financial statements have been included to illustrate. Either financial information should be presented in columnar form with separate columns presenting historical results of In-Three, Inc., pro forma adjustments, and pro forma results, or provide a more detailed narrative description of the effects of the transaction as required by Article 11 of Regulation S-X.

16. Please consider providing a separate column with the pro forma adjustments to reflect transactions occurring subsequent to the balance sheet to more clearly illustrate the impact of each item on the balance sheet.

17. Please confirm and revise to disclose here and in the notes to the financial statements that there was only nominal income statement activity from date of inception to its initial acquisition of common stock on September 30, 2009.

Risk Factors, page 10

18. Please remove the statement that "[t]he risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could negatively impact our business, results of operations or financial condition in the future." All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned.

Our feature films segment depends on revenues from certain significant relationships, page 15

19. Please revise to identify the studio in the third sentence.

If we do not continue to receive governmental grant funding, page 16

20. Please revise to disclose the target thresholds.

Our credit agreements require us to satisfy specific covenants, page 21

21. Please revise to disclose the material terms of these covenants.

22. In this regard, we do not see a discussion of these covenants or agreements elsewhere and we note your disclosure under "Use of Proceeds," at page 24 that you do not have committed external sources of funds. Please revise or advise.

Use of Proceeds, page 24

23. Please revise the third paragraph to identify the indebtedness referenced in the first sentence.

24. If the indebtedness to be discharged was incurred within the last year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.

Business, page 71

25. Please revise on pages one, 71, 75, and 78 to clearly state the number of films relevant to each discussion for which you have executed agreements to co-produce. Please file any material agreements.

Business Evolution, page 73

26. Please delete the graphic that immediately follows this heading, as it is unclear what it is depicting.

27. Throughout, when discussing future business plans, please balance the disclosure by indicating where you are in the process, what material steps you will need to take to implement those steps, a timeline and the availability, or lack of, financing.

Creative Development Services, page 73

28. Please revise to clarify whether you began offering these services in 2010 or in 2009, as indicated in the chart. Additionally please revise to clarify the extent to which you are currently generating revenues from these services.

Develop, Own, and Monetize Original IP, page 73

29. Please revise to indicate the status of initiatives to generate revenues from each of these ancillary business lines.

Digital Production, page 74

30. We note the statement in the first full paragraph on page 75 that "[r]evenue from a feature film project typically ranges in size from several million dollars to more than $100 million." Please clarify whether or not you are referring to the revenue you receive from your piece of the film project or are you referring to the total revenue that the film makes. With a view to revised disclosure, please explain to us how typical it is for a film project to generate $100 million of revenues for you, relative to the total number of film projects you undertake. In this regard we also note the last sentence in the third paragraph on page 76. Please explain to us how usual it is for a television commercial project to generate $2 million in revenues for you, relative to the total number of other television commercial projects.

Visualization Studio, page 76

31. Please revise to indicate the extent to which your visualization studio is generating revenues.

Animation Studio, page 77

32. Please revise to state whether you have brought any "original full-length, family-oriented CG animated feature films" to market. Additionally please clarify the status of any current projects.

Our Work and Accolades, page 80

33. Please refer to the last paragraph on page 80. Please tell us whether awards given to "[y]our employees" means that the award was given for work done while in your employ.

34. When discussing the awards, please clarify who won the award, such as if it was Digital Domain Media Group, Inc. or a subsidiary and if it was as a newly acquired subsidiary. For the Academy Awards®, please clarify what award was won, or for what award the film was nominated, such as Best Visual Effects, for each film listed as having been awarded or nominated.

Intellectual Property, page 84

35. Please briefly describe the referenced patents and discuss their duration. Please refer to Item 101(c)(1)(iv) of Regulation S-K.

Litigation, page 85

36. Please revise to briefly state the material implications of and the reasons for the fact that you "have not effectuated service on Mr. Stork."

Government Regulation, page 85

37. While we note some disclosure on pages 16 and 17, please revise here to more fully discuss the regulations facing your planned Digital Domain Institute.

Animated Feature Films, page 88

38. Please remove the list of Top 20 Grossing CG-Animated Films.

Composition of the Board of Directors, page 92

39. Please revise to name each independent director.

Compensation Discussion and Analysis, page 94

40. We note the reference to employment agreements with your executive officers on page 95. Please revise to file these agreements as exhibits to your next amendment.

41. Please expand upon your disclosure regarding annual bonuses or advise. Refer to Item 402(b) of Regulation S-K.

Certain Relationships and Related Transactions, page 101

42. Please revise to name the individual in the fourth paragraph, the individual in the fifth paragraph, and the organization in the sixth paragraph.

43. Please revise to state the number of shares constituting "his entire holdings of shares" in the last sentence of the fourth paragraph.

Principal Shareholders, page 103

44. Please refer to footnotes two and three. Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by all legal entities.

Description of Capital Stock, page 104

45. Please remove the reference that the Series A Preferred Stock is convertible into shares that are "fully paid and non-assessable." This is a legal conclusion you are not qualified to make. Please either attribute this to counsel or delete it.

Where You Can Find More Information, page 121

46. We note that statement that "[s]tatements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete…." Please revise to indicate that the prospectus contains all material information regarding these agreements or delete that sentence.

Financial Statements, page F-1

47. Please update your financial statements to provide interim March 31, 2011 financial statements.

Note 2, Business Acquisitions, page F-15
Acquisition of In-Three

48. We note per the statement of operations of In-Three, Inc. that revenue significantly declined during the interim period ended September 30, 2010. Please tell us and disclose in the acquisition footnote the reason for the decline, including whether it relates to the delay in the recognition of revenue from the refund demand that occurred in August 2010. Include whether the revenue generated from this customer comprised the majority of historical revenue and if so, discuss the status of the relationship and whether future services are expected to be provided to them. If uncertain, tell us what consideration has been given to the appropriateness of

recognizing goodwill in the acquisition attributable to the time and costs saved by acquiring a customer base as described in note (b).

Note 12, Commitments and Contingencies, page F-44

49. Please revise to disclose management's assessment of the likelihood of loss for each of these matters and whether accrual has been made for probable losses. For reasonably possible losses, please disclose the amount or range of reasonably possible loss.

50. We note the unresolved contingencies for In-Three, Inc. for the lease abandonment and the deferral of revenue relating to a demand for a refund. Please tell us whether the company has any obligation relating to these matters, and if so, disclose the nature of the responsibility. With regard to the deferral of the $2.7 million of revenue, tell us and disclose whether this amount was recognized as a liability assumed in the allocation of the purchase price.

Recent Sales of Unregistered Securities, page II-2

51. For each transaction listed, please indicate the exemption relied upon and briefly state the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

52. Please also state the consideration for each transaction. Refer to Item 701(c) of Regulation S-K.

Exhibits

53. Please file the April 2011 agreement with FSU as an exhibit to your next amendment.

54. Please file the Registration Rights agreement(s) referred to on page 106, under "Registration Rights," or advise.

55. Please tell us whether all credit agreements are listed on the exhibit index, or please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: D. Thomas Triggs, Esq.
        Fax: (310) 451-8303

John C. Textor
Digital Domain Media Group, Inc.
June 13, 2011
Page 10